EXHIBIT 12

REGAL BELOIT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Nine Months Ended	Years Ended
	October 3,	January 3,	December 28,	December 29,	December 31,	January 1,
	2015	2015	2013	2012	2011	2011
Earnings available for fixed charges:
Income before taxes	$224.9	$90.3	$170.5	$269.9	$226.3	$220.7
Interest expense	45.1	39.1	42.4	44.5	31.1	19.6
Estimated interest component of rental expense	11	12.8	13.1	12.2	10.7	6.6
Total earnings available for fixed charges	$281.0	$142.2	$226.0	$326.6	$268.1	$246.9

Fixed charges:
Interest expense	$45.1	$39.1	$42.4	$44.5	$31.1	$19.6
Estimated interest component of rental expense	11	12.8	13.1	12.2	10.7	6.6
Total fixed charges	$56.1	$51.9	$55.5	$56.7	$41.8	$26.2
Ratio of earnings to fixed charges	5.0	2.7	4.1	5.6	6.4	9.4